UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

19 October 2024

Samarco Update – Brazil Settlement Negotiations

BHP notes the recent press speculation in Brazil regarding the status of negotiations in Brazil between Samarco Mineração S.A. (Samarco), BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale) (the Companies) and the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities).

The Companies are continuing to negotiate a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure on 5 November 2015 and are considering the terms of a settlement proposal.

The negotiations between the parties are ongoing and no final agreement has been reached on the settlement amount or terms. Any settlement is subject to finalisation of the terms and conditions of a final settlement agreement, entry into final and definitive settlement documentation by the Companies and Public Authorities and approvals by the Boards of the Companies and by the Public Authorities.

The negotiations are being conducted by the Brazilian Federal Court of the 6th region (TRF-6) and the National Council of Justice in Brazil with the oversight of a court-appointed mediator and the participation of public prosecutors and public defenders who are representing interested parties in the negotiation process.

The parties are negotiating a settlement proposal that would provide a total financial value of approximately R$170 billion1 (US$31.7 billion)2 on a 100% basis to be delivered to the people, communities and environment impacted by the dam failure.

The final settlement is expected to provide reparation for the impacts of the dam failure and resolve the Federal Public Prosecution Office claim and all existing claims by the Public Authorities in relation to the dam failure.

The final settlement would:

•

establish a new compensation and indemnification system that was designed with the collaboration and endorsement of the public defenders and prosecutors to provide compensation for eligible people in the affected regions. Individuals and small businesses who agree to opt-in to the settlement will be compensated R$30,000 per person[1] and eligible individual water damage claims will be compensated R$13,000 per person[1]. This is in addition to other amounts outlined below that will provide benefits to people, communities and the environment impacted by the dam failure;

•	provide compensation and performance obligations to complete the community resettlements and other socioenvironmental programs, including environmental remediation; and

•

provide R$8 billion[1] to eligible Indigenous People and Traditional Communities following a consultation process pursuant to best practices to be led by the Federal Government. This process will allow each Indigenous People and Traditional Community to decide how to address the collective impacts to their communities, including through payments to families and its members.

[1]	Future financial obligations are presented on a real, undiscounted basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais.
[2]

USD for amount spent to 30 September 2024 is calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova (Renova Foundation) and future spend is calculated using 28 June 2024 BRL/USD exchange rate of 5.56.

Summary of financial arrangements

The settlement proposal incorporates amounts already invested to date plus future payments and obligations as follows:

•	R$38 billion (approximately US$7.9 billion2) in amounts already spent to 30 September 2024 on remediation and compensation since 2016.

•

R$100 billion[1] (approximately US$18.0 billion2) in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and traditional communities (Obligation to Pay).

•

Additional performance obligations for an estimated financial value of approximately R$32 billion[1] (approximately US$5.8 billion2) that will be carried out by Samarco in accordance with the terms of the settlement which will provide direct benefits to the people, communities and environment affected by the dam failure (Obligations to Perform).

The Obligations to Perform will include the establishment of a new compensation and indemnification system, commitment to remove a certain amount of tailings from the Doce River subject to a licencing process, ongoing monitoring for potential environmental contamination in certain areas of the Doce River and the transition of the Renova Foundation’s remaining programs to Samarco.

Financial obligations1,2

Under a final settlement agreement, Samarco would be the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

	BRL Billion (R$)	USD Billion (US$)[2]
Spent to date (as at 30 September 2024) (100%)	38	7.9
Obligation to Pay (100%)	100	18.0
Obligations to Perform (100%)	32	5.8

Total Settlement Amount in the settlement proposal (100%)	170	31.7

Total – BHP Brasil share (50%)	85	15.9

The settlement proposal is broadly aligned with the existing US$6.5 billion provision based on the current assessment of the uncertainties associated with the execution of the Obligations to Perform and current estimates of the extent to which Samarco could directly fund settlement obligations. The provision remains subject to review and finalisation of the terms and conditions of a final and binding settlement agreement.

Under the terms of Samarco’s Judicial Reorganisation Plan, Samarco’s funding of remediation obligations will be capped at US$1 billion for the period CY2024 to CY2030. To the extent that Samarco has a positive cash balance each year after meeting its various obligations including operating capital requirements, debt service and remediation obligations in line with the cap, BHP Brasil and Vale are able to direct 50% of Samarco’s year end excess cash balance to provide further funding for remediation and compensation obligations. BHP Brasil and Vale will be required to provide funding to remediation obligations during this period to the extent that the funding amount required exceeds the US$1 billion cap and any excess Samarco cash available.

Other litigation not resolved by a final settlement

A final settlement would not resolve the Australian class action complaint, United Kingdom group action complaint, the group action claim brought against certain Vale and Samarco entities in the Netherlands, criminal charges against Samarco, BHP Brasil, Vale and certain individuals, civil public actions commenced by private associations, including the civil public action concerning the use of Tanfloc for water treatment, trailing litigation from individuals (among others) and future or unknown claims which may arise from new information or damages in connection with the dam failure.

The trial for the United Kingdom group action complaint commences 21 October 2024. BHP will continue to defend the action which it believes is unnecessary because it duplicates matters already covered by the ongoing reparation work and legal proceedings in Brazil.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Josie Brophy +61 417 622 839	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa James Bell +44 7961 636 432

Latin America Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

North America Megan Hjulfors +1 (403) 605-2314

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 19, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary